UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 10549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Lorus Therapetics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

544192305

(CUSIP Number)

                                                              December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 1346049 Ontario Limited I.R.S. Identification No. – Not applicable
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization. Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 783,247
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 783,247
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,342,778*
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9). 3.2%
12.	Type of Reporting Person (See Instructions) HC
________________________

*  See Item 4 below.

Page 2 of 11 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Trapeze Asset Management Inc. I.R.S. Identification No. – Not applicable
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization. Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 683
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 683
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,342,778*
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9). 3.2%
12.	Type of Reporting Person (See Instructions) IA
________________________

* See Item 4 below.

Page 3 of 11 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Trapeze Capital Corp. I.R.S. Identification No. – Not applicable
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization. Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 782,564
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 782,564
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,342,778*
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9). 3.2%
12.	Type of Reporting Person (See Instructions) BD

________________________

* See Item 4 below.

Page 4 of 11 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Randall Abramson I.R.S. Identification No. – Not applicable
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization. Canadian
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,342,778
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,342,778
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,342,778*
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9). 3.2%
12.	Type of Reporting Person (See Instructions) HC

________________________

*  See Item 4 below.

Page 5 of 11 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tamasa Inc. I.R.S. Identification No. – Not applicable
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization. Canadian
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 442,865
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 442,865
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,342,778*
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9). 3.2%
12.	Type of Reporting Person (See Instructions) HC

________________________

*  See Item 4 below.

Page 6 of 11 pages

Item 1.
(a)         Name of Issuer:

Lorus Therapeutics Inc.

(b)         Address of Issuer's Principal Executive Offices:

2 Meridian Road, Toronto, Ontario, M9W 4Z7 Canada

Item 2.

              (a)         Names of Persons Filing:

This joint filing statement is being filed by 1346049 Ontario Limited ("Holdco"); Trapeze Asset Management Inc. ("TAMI"); Trapeze Capital Corp. ("TCC"); Randall Abramson ("Abramson"); Tamasa Inc. (“Tamasa”); and the group the above-named persons comprise. Holdco, TAMI, TCC, Abramson, Tamasa and the group they comprise are each sometimes referred to as a Reporting Person and, collectively, referred to as Reporting Persons.  Holdco is a parent holding company for its operating subsidiaries, TCC and TAMI.  TAMI is a Canadian investment adviser and is also registered as an investment adviser under the Investment Advisers Act of 1940, as amended. TCC is a Canadian investment dealer.  Abramson serves as Director, Chief Executive Officer, President, Secretary and Treasurer of Holdco; Director, Chief Executive Officer, President, Secretary, Treasurer and Portfolio Manager of TAMI; and Director, Chief Executive Officer, President, and Portfolio Manager of TCC.  Holdco owns 100% of the outstanding voting stock of each of TCC and TAMI. Abramson owns 82% of the outstanding capital stock of Holdco. Tamasa is an investment holding company, of which Abramson owns 100% of the outstanding capital stock and is President and sole Director.

              (b)        Address of Principal Business Office:

The business address for each of the Reporting Persons is 22 St. Clair Avenue East, 18th Floor, Toronto, Ontario, Canada M4T 2S3.

(c)         Citizenship:

See Item 4 of the cover sheet for each Reporting Person.

(d)         Title of Class of Securities:

Common Stock, no par value

Page 7 of 11 pages

(e)         Cusip Number:

544192305

Item 3.          NA

Item 4.         Ownership

(a)-(c)  The responses of the Reporting Persons to items 5 through 11 on the cover pages are incorporated herein by reference.  Since Abramson, Tamasa, Holdco, TAMI and TCC comprise a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, each Reporting Person is reporting beneficial ownership in accordance with Exchange Act Rule 13d-5(a).  As of the close of business on December 31, 2012, the Reporting Persons' beneficial ownership of Common Stock, including an aggregate of 150,000 shares of Common Stock issuable upon the exercise of common stock warrants held by the Reporting Persons, was 1,342,778 shares.  Of this amount, 116,666 shares of Common Stock were held by Abramson directly, 442,865 shares of Common Stock were held by Tamasa; nil shares of Common Stock were held by Holdco; 782,564 shares of Common Stock were owned by advisory clients of TCC and held in accounts managed by TCC; and 683 shares of Common Stock were owned by advisory clients of TAMI and held in accounts managed by TAMI.  The foregoing amounts include: nil, nil, nil, 150,000 and nil shares issuable upon the exercise of common stock warrants owned by Abramson, Tamasa, Holdco, TCC (held in client managed accounts), and TAMI (held in client managed accounts), respectively.

Abramson exercises sole voting and dispositive power over shares held by each of the Reporting Persons.  Tamasa exercises sole voting and dispositive power over shares held by it. Holdco exercises sole voting and dispositive power over shares held by TAMI and TCC.  TAMI exercises sole voting and dispositive power over the shares held in discretionary investment accounts managed by it.  TCC exercises sole voting and dispositive power over the shares held in discretionary investment accounts managed by it.  The Reporting Persons disclaim beneficial ownership in shares of Common Stock owned by the directors and officers of the Reporting Persons (except to the extent that shares are held in discretionary investment accounts managed by TAMI and TCC).

Item 5.         Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Page 8 of 11 pages

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

The clients of TAMI and TCC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the shares beneficially owned by the Reporting Persons.  No individual clients' holdings of such shares are more than five percent of the Issuer's total outstanding Common Stock.

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Items 2(a) and 4 above.

Item 8.         Identification and Classification of Members of the Group

A group has filed this schedule pursuant to Rule 13d-1(c). See Exhibit 1, which states the identity of each member of the group.

Item 9.         Notice of Dissolution of Group

NA

Item 10.       Certification

(a)          NA

(b)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 5, 2013

1346049 ONTARIO LIMITED

By: /s/ Randall Abramson
Name:  Randall Abramson
Title:    Chief Executive Officer

TRAPEZE ASSET MANAGEMENT INC.

By: /s/ Randall Abramson
Name:  Randall Abramson
Title:    President and Chief Executive Officer

TRAPEZE CAPITAL CORP.

By: /s/ Randall Abramson
Name:  Randall Abramson
Title:    President and Chief Executive Officer

/s/ Randall Abramson
Randall Abramson

TAMASA INC.

By: /s/ Randall Abramson
Name:  Randall Abramson
Title:    President

Page 10 of 11 pages

Exhibit 1

The members of the group filing this Schedule 13G are:

1.         1346049 Ontario Limited
2.        Trapeze Asset Management Inc.
3.         Trapeze Capital Corp.
4.         Randall Abramson
5.         Tamasa Inc.

Page 11 of 11 pages